SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☒      Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐      No ☒
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________.)

CNH GLOBAL N.V.
Form 6-K for the month of July 2007
List of Exhibits:
1.	News Release entitled, “CNH Will Assume Operating Responsibility for Parts Depot Operations in 2008”

FOR IMMEDIATE RELEASE.
For more information contact:
Thomas Witom, News & Information (630) 887-2345
Kris Harper, Parts & Service (262) 636-6294
CNH Will Assume Operating Responsibility for Parts Depot Operations in 2008
RACINE, Wis. — July 31 — CNH Global N.V. (NYSE: CNH) has announced it will assume operating responsibility for seven North American parts depot operations that are currently being managed by its third-party logistics supplier, Caterpillar Logistics Services Inc.
“Our decision to assume direct responsibility for our distribution network represents a strategic change in the way we service our customers. This change is consistent with our new brand-focused strategy and will allow us to take a more hands-on approach in providing best-in-class parts and service support to the brands, which is key to building long-term relationships with our customers,” says Ugo de Carolis, President-CNH Parts & Service.
The depots being in-sourced are located in Lebanon, Indiana; Greenville (Dallas), Texas; Doraville (Atlanta), Georgia; Mountville, Pennsylvania; Regina, Saskatchewan; Toronto, Ontario; and Carol Stream, Illinois.
Cat Logistics has provided parts distribution support to CNH and its predecessor companies for the past 14 years. “We greatly appreciate Cat Logistics support over the years and are confident we can build on the strong foundation it has provided,” de Carolis said.
The company will work closely with Cat Logistics over the next several months to complete the transition process and expects to assume full control of the depots during the first quarter of 2008. To help maintain customer service levels and ensure a smooth transition, Cat Logistics employees at the impacted depots will have the opportunity to be considered for positions with CNH.
Cat Logistics continues to operate the depot in Reno, Nevada. CNH-operated depots in San Leandro, California, and Cameron, Missouri, are not impacted by today’s announcement.

* *	* *
CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Harold D. Boyanovsky
Harold D. Boyanovsky
Chief Executive Officer

July 31, 2007